January 22, 2016

VIA EDGAR

Ms. Tiffany Piland Posil, Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global-Tech Advanced Innovations Inc.

Schedule 13E-3 filed by Global-Tech Advanced Innovations Inc., et al.

Filed December 23, 2015

File No. 005-53903

Dear Ms. Posil:

On behalf of Mr. John C.K. Sham (“Mr. Sham”), Wing Shing Holdings Company Limited, Ms. Shun Chi Hui, Ms. Jenny Tsai, Ms. Estee Sham (collectively, the “Buyer Group”), Timely Star Limited, Timely Merit Limited and Global-Tech Advanced Innovations Inc. (the “Company” and together with the Buyer Group, Timely Star Limited and Timely Merit Limited, collectively, the “Filing Persons”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter of January 15, 2016 with respect to the Schedule 13E-3, File No. 005-53903 (the “Schedule 13E-3”), filed on December 23, 2015 by the Filing Persons and the preliminary proxy statement attached thereto as Exhibit (a)-(1) (the “Proxy Statement”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Filing Persons.

I represent the Buyer Group. To the extent any response relates to information concerning any other Filing Persons or Houlihan Lokey (China) Limited (“Houlihan Lokey”), such response is included in this letter based on information provided by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Schedule 13E-3 (the “Amendment No. 1”) and a revised preliminary proxy statement (the “Revised Proxy Statement”) attached thereto as Exhibit (a)-(1). Please note that the Amendment No. 1 and the Revised Proxy Statement also include other updates to the Company’s disclosures and internal conforming changes. In addition, a marked copy of each of the Amendment No. 1 and the Revised Proxy Statement to show changes against the Schedule 13E-3 and the Proxy Statement is being provided to the Staff via email.

*        *        *

Securities and Exchange Commission, p. 2

Schedule 13E-3

1.	The last sentence of narrative in the section titled “Introduction” indicates that “[n]o Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” The use of such a disclaimer is inconsistent with the attestation that must accompany each filing person’s signature on the Schedule 13E-3. Each filing person must certify that, to the best of their knowledge and belief, the information set forth in the schedule is true, complete and correct. See Exchange Act Rule 13e-100. Please revise to delete the reference.

In response to the Staff’s comment, we have revised the disclosure on page 2 of the Amendment No. 1.

Exhibit (a)-(1)

Termination of the Merger Agreement

2.	Please specify the “end date” referenced in this section.

In response to the Staff’s comment, we have revised the disclosure on pages 11 and 73 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors

3.	Please revise to clarify why “the nature of the Company’s business requires Mr. Sham’s continued role in management and customer relations matters,” which, as you noted on page 29, may have discouraged third parties from submitting alternative acquisition proposals.

In response to the Staff’s comment, we have revised the disclosure on page 29 of the Revised Proxy Statement.

Purposes and Reasons of the Buyer Group for the Merger

4.	Please revise to clarify the reasons for undertaking the transaction at this time. See Item 1013(c) of Regulation M-A and Instruction 1 to Item 1013.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Revised Proxy Statement.

Certain Financial Projections

5.	Please clarify which members of “management” prepared and provided the financial projections to the Special Committee’s financial advisor.

We respectfully advise the Staff that the financial projections were prepared by Mr. Peter Howell, the consultant of the Company for nearly 20 years, and reviewed and provided to Houlihan Lokey by Ms. Janice Fung, the Company’s operation and finance controller. In response to the Staff’s comment, we have revised the disclosure on page 34 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 3

6.	Disclosure indicates that the financial projections were based on “numerous assumptions and estimates as to future events.” Please revise to disclose the material assumptions and estimates on which the projections were based.

In response to the Staff’s comment, we have revised the disclosure on page 35 of the Revised Proxy Statement to clarify the material assumptions and estimates on which the financial projections were based.

Opinion of Houlihan Lokey (China) Limited, the Special Committee’s Financial Advisor

7.	Disclosure indicates that “Houlihan Lokey’s opinion was furnished for the use of the Special Committee (solely in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without the prior written consent of Houlihan Lokey.” This disclosure is inconsistent with the balance of the disclosure addressing the fairness of the proposed transaction to shareholders. Please delete this disclosure. Alternatively, you may revise to add an explanation that clarifies this statement, consistent with the guidelines set forth in the Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), which is available on our website. Please also confirm that Houlihan Lokey has consented to the use of its opinion in your disclosure statement.

In response to the Staff’s comment, we have revised the disclosure on page 41 of the Revised Proxy Statement.

8.	Please revise to describe the qualifications of Houlihan Lokey and the method of selection of Houlihan Lokey. See Item 1015(b)(2) and (3) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 47 of the Revised Proxy Statement to describe the qualifications of Houlihan Lokey and the method of selection of Houlihan Lokey.

9.	Please revise to specify the portion of the $350,000 fee that was paid upon the execution of Houlihan Lokey’s engagement letter, the portion that was paid upon delivery of Houlihan Lokey’s opinion and the portion which will become payable upon closing of the merger.

In response to the Staff’s comment, we have revised the disclosure on page 47 of the Revised Proxy Statement.

10.	Disclosure indicates that Houlihan Lokey will also receive a fee for acting as financial advisor to the Special Committee in connection with certain of the negotiations leading to the merger. Please revise to disclose the fee for such services, including the portion which is contingent upon consummation of the merger.

We respectfully advise the Staff that Houlihan Lokey will not receive any separate fee for acting as a financial advisor to the special committee of the board of directors of the Company in addition to the $350,000 fee that the Company has disclosed. In response to the Staff’s comment, we have revised the disclosure on page 47 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 4

Primary Benefits and Detriments of the Merger

11.	Please quantify the reduction of costs associated with operating the company as a publicly traded company. See Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 49 of the Revised Proxy Statement.

The Company’s Net Book Value and Net Earnings

12.	Please revise to clarify the significant increase in Mr. Sham’s interest in the company’s net book value after the closing of the merger.

In response to the Staff’s comment, we have revised the disclosure on page 50 of the Revised Proxy Statement.

Alternatives to the Merger

13.	Please revise to describe the alternatives you reference in this section and state the reasons for rejecting each alternative. See Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 50 of the Revised Proxy Statement.

Financing of the Merger

14.	Please revise to state any material conditions to the financing discussed in this section. Also disclose any alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through. See Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 51 of the Revised Proxy Statement.

Support Agreement

15.	Please revise to clarify the relationship between each Rollover Shareholder’s interest in the company and each Rollover Shareholder’s interest in Parent after closing of the merger.

In response to the Staff’s comment, we have revised the disclosure on page 51 of the Revised Proxy Statement.

Securities and Exchange Commission, p. 5

Treatment of Company Options

16.	Please revise to clarify the treatment of Rollover Options.

In response to the Staff’s comment, we have revised the disclosure on page 62 of the Revised Proxy Statement.

*        *        *

Securities and Exchange Commission, p. 6

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Filing Persons, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the respective filings, please contact me at (1) 646 237 5865.

Very truly yours,

/s/ Stephen Goldstein
Stephen Goldstein, Esq.

cc:	Ling Huang, Esq.—Cleary Gottlieb Steen & Hamilton LLP

Denise Shiu, Esq.—Cleary Gottlieb Steen & Hamilton LLP

Securities and Exchange Commission, p. 7

EXHIBIT A – ACKNOWLEDGEMENT

In response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter of January 15, 2016 with respect to the Schedule 13E-3, File No. 005-53903 (the “Schedule 13E-3”), filed on December 23, 2015 and the preliminary proxy Statement attached thereto as Exhibit (a)-(1) (the “Proxy Statement”) by Global-Tech Advanced Innovations Inc., Timely Star Limited, Timely Merit Limited, Mr. John C.K. Sham, Wing Shing Holdings Company Limited, Ms. Shun Chi Hui, Ms. Jenny Tsai and Ms. Estee Sham, each of the undersigned hereby acknowledges that in connection with the Amendment No. 1 to the Schedule 13E-3 and the revised Proxy Statement, each filed concurrently with the submission of this acknowledgement, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ Barry J. Buttifant
Name:	Barry J. Buttifant
Title:	Chairman of the Special Committee

TIMELY STAR LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:	Director

Securities and Exchange Commission, p. 8

TIMELY MERIT LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:	Director

JOHN C.K. SHAM

By:	/s/ John C.K. Sham

WHING SHING HOLDINGS COMPANY LIMITED

By:	/s/ John C.K. Sham
Name:	John C.K. Sham
Title:	Director

SHUN CHI HUI

By:	/s/ Shun Chi Hui

JENNY TSAI

By:	/s/ Jenny Tsai

ESTEE SHAM

By:	/s/ Estee Sham